# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Found Gold Corp., CIK 0001840616
CUSIP: 64440N103
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2125 - 1055 West Georgia Street, Vancouver, British Columbia Canada (A1), V6E 3P3
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001791972

## Reporting persons
- Palisades Goldcorp Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 43,386,425; shared voting power 0; sole dispositive power 43,386,425; shared dispositive power 0; aggregate amount beneficially owned 43,386,425 (21.6% of the class)

## Item 1. Issuer
Name of issuer: New Found Gold Corp.
Address of issuer's principal executive offices: 2125 - 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3

## Item 2. Person Filing
Name of person filing: Palisades Goldcorp Ltd.
Address of principal business office or, if none, residence:
2500 - 700 West Georgia Street
Vancouver, British Columbia, Canada
V7Y 1B3
Citizenship: British Columbia, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 43,386,425
Percent of class: 21.6
Sole power to vote or to direct the vote: 43,386,425
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 43,386,425
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Palisades Goldcorp Ltd.: /s/ Bassam Moubarak, Chief Financial Officer (02/10/2025)